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                                                                    Exhibit 99.7



F O R    I M M E D I A T E    R E L E A S E
                                              March 26, 1998
                                              For more information contact:
                                              Erin Ibele - (419) 247-2800
                                              Ed Lange - (419) 247-2800


                        HEALTH CARE REIT, INC. ANNOUNCES
                    SALE OF 913,242 SHARES OF COMMON STOCK


Toledo, Ohio, March 11, 1998..... HEALTH CARE REIT, INC. (NYSE/HCN) announced that it has priced a public offering of 913,242 shares of common stock. The net proceeds of the sale will be approximately $23.7 million, and will be used to repay borrowings under the company's $175 million unsecured revolving credit facility and to invest in additional health care properties. It is anticipated that closing and delivery will occur on or about March 30, 1998.

EVEREN Securities, Inc. acted as the sole underwriter for the offering. It is anticipated that the shares will be deposited by EVEREN with a registered unit investment trust.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust, which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1997, the company had investments in 183 health care facilities in 29 states and had total assets of approximately $734 million.

     For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code -- HCN.

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